Mail Stop 4561

May 1, 2008

Mr. Robert E. Mead
Chairman of the Board and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX   75247

> **Re: Silverleaf Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/03/08**
> **File No. 001-13003**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

1. You disclose that your estimated uncollectible revenue as a percentage of Vacation Interval sales was 17.0% and 17.3% for the years ended December 31,

2007 and 2006, respectively. You also disclose that due to the state of the economy in general, and the recent deterioration of the residential real estate market and sub-prime mortgage markets, the risk of Vacation Interval defaults has heightened. Furthermore, on page 21 you disclose that during 2007 and 2006 approximately 21.6% and 19.6%, respectively, of your sales were made to customers with FICO® scores below 600, and that you experienced an increase in defaults in your loan portfolio compared to historical rates. In light of these factors, please tell us why your estimated uncollectible revenue as a percentage of Vacation Interval sales has not increased, but rather has slightly decreased in 2007 from 2006.

Liquidity and Capital Resources, page 50

2. We note disclosure in Item 2 indicating that you are continuing development at a number of your properties. Please quantify any material commitments for capital expenditures as of the end of your last fiscal period and identify the anticipated source of funds needed to fulfill those commitments. Refer to Item 303(a)(2) of Regulation S-K. Provide this disclosure in future filings and tell us how you intend to comply.

Item 9A – Controls and Procedures, page 62

3. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2007 based on the criteria established in Internal Control – Integrated Framework issued by the COSO; however, you did not disclose your conclusions. Please tell us your conclusions and in future filings disclose your conclusions regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Consolidated Statements of Operations, page F-4

4. We note that you classify interest income earned on notes receivable as revenue in your statements of operations. However, since your company is not a bank and the classification is not in accordance with Rule 5-03 of Regulation S-X, please revise to reclassify interest income accordingly.

Note 1 – Nature of Business, page F-7

5. You disclose that you evaluated the Clubs in accordance with FIN 46(R) and determined that you are not the primary beneficiary of either Club; thus, neither Club is consolidated. Please provide us with your analysis of the Clubs under FIN 46(R) which led to your determination that you are not the primary beneficiary of either Club. In addition provide us with your analysis of how you

determined that the clubs were variable interest entities in accordance with paragraph 5 of FIN 46(R).

Note 9 – Commitments and Contingencies, page F-20

6. Based on your disclosure, it appears that Berkshire Wind Power, LLC intends to construct a wind farm directly adjacent to the property line of your 500 acre tract of land in Berkshire County, Massachusetts. Please tell us if you performed an impairment test on your land in light of these facts. For reference, please see SFAS 144.

Definitive Proxy Statement

Compensation Discussion & Analysis

Executive Compensation Components, page 11

7. Please provide additional disclosure under "Base Salary" as to the extent, if any, your executive officers are involved in setting compensation for your named executive officers. Also, please describe in more detail the various factors considered in setting base salary and explain how individual performance and contributions are measured in determining base salary. Provide this disclosure in future filings and tell us how you intend to comply.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief